UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Auspex Systems, Inc.
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                                (Name of Issuer)

                         Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    052116100
                              --------------------
                                 (CUSIP Number)

                                 James E. Crabbe
                           121 SW Morrison, Suite 1400
                               Portland, OR 97204
                                 (503) 295-0111
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 26, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.
                  ---

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d_7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                  SCHEDULE 13D

CUSIP No. 052116100                                            Page 2 0f 5 Pages
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      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1     James E. Crabbe
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  | |
                                                                 ---
                                                            (b)  | |
                                                                 ---
2
--------------------------------------------------------------------------------


3     SEC USE ONLY
--------------------------------------------------------------------------------
      SOURCE OF FUNDS*

4     PF
--------------------------------------------------------------------------------

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                 | |
                                                                 ---
5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

6     United States Citizen
--------------------------------------------------------------------------------
              7   SOLE POWER TO DIRECT VOTE

                  3,373,000
             -------------------------------------------------------------------
              8   SHARED VOTING POWER

 NUMBER OF        0
   SHARES    -------------------------------------------------------------------
BENEFICIALLY  9   SOLE POWER TO DIRECT DISPOSITION
  OWNED BY
   EACH           3,373,000
 REPORTING   -------------------------------------------------------------------
  PERSON      10  SHARED DISPOSITIVE POWER
   WITH
                  0
             -------------------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,373,000
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 | |
                                                                 ---
12
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    7.5%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

14    IN
--------------------------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!
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
         This Amendment No. 2 amends and supplements the statement on Schedule 13D ("Statement") dated January 24, 2000, as amended on February 7, 2000, filed by James E. Crabbe, relating to the shares of common stock, $.001 par value ("Common Stock") of Auspex Systems, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein have the same meaning as those ascribed to them in the initial filing and the subsequent amendment.

         The purpose of this amendment is to report a change in (1) the number of shares of the Issuer owned by Mr. Crabbe through the Trust and (2) Mr. Crabbe's investment intent with respect to the Issuer's shares acquired by him.


   Item 3.                Source and Amount of Funds or Other Consideration

         The shares of Common Stock owned by Mr. Crabbe through the Trust were acquired with funds of approximately $24,045,993 (excluding brokerage commissions) from the working capital of the Trust. The Trust's working capital is funded by personal funds of Mr. Crabbe.


   Item 4.                Purpose of Transaction

         The Issuer's Common Stock was originally acquired by Mr. Crabbe through the Trust for the purpose of investment.

         On January 24, 2000, Mr. Crabbe changed his investment intent with respect to the Issuer's shares acquired by the Trust. Mr. Crabbe reached this conclusion after meetings and discussions with the Issuer's management and reviewing the Issuer's Proxy Statement dated October 8, 1999, the Issuer's historical performance and future prospects and recent financing activity by the Issuer. Mr. Crabbe believed that it was in the best interests of the Issuer's stockholders to expand the Board of Directors to include additional outside directors and to encourage the Board of Directors to critically evaluate existing management personnel and consider possible management changes. Mr. Crabbe also considered taking a number of actions, such as seeking a change in the present membership of the Issuer's Board of Directors, designed to encourage the Issuer and its board to weigh stockholder interests appropriately in determining the composition of the Board of Directors.

         On September 26, 2000 Mr. Crabbe concluded that the Issuer had taken a sufficient number of actions to address shareholder value, such as expanding the number of members on the Board of Directors, replacing several members of management, and instituting a restructuring plan. Based on the Company's actions, Mr. Crabbe no longer holds the Common Stock with the purpose or effect of changing or influencing control of the Issuer and now considers himself a passive investor with respect to the Issuer's Common Stock held by the Trust.

         Pursuant to Exchange Act Rule 13(d)-1(h), Mr. Crabbe intends to file a statement on Schedule 13G to report the Trust's ownership of the Issuer's shares.

         In the future, Mr. Crabbe may decide to purchase on behalf of the Trust additional shares of the Common Stock, or sell part of all of the Trust's current holdings of Common Stock.

         Except as set forth above, neither Mr. Crabbe nor the Trust has any plans or intentions which would relate or result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.
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

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board.

         (e) Any material change in the present capitalization or dividend policies of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

   Item 5.                Interest in Securities of the Issuer

         (a) - (b) Under the rules and regulations of the Securities and Exchange Commission, Mr. Crabbe, as trustee of the Trust, is the beneficial owner of 3,373,000 shares of Common Stock of the Issuer, representing approximately 7.5% of the issued and outstanding shares of the Issuer (based on (1) the number of shares outstanding on September 18, 2000 as represented by the Issuer in the Share Purchase Agreement dated September 25, 2000 between the Issuer and certain investors, including the Trust, and (2) the number of shares of Common Stock sold by the Issuer pursuant to the Share Purchase Agreement on September 25, 2000, which transaction is described in paragraph (c) below).

         (c) Since July 29, 2000, Mr. Crabbe, through the Trust, has purchased a total of 1,000,000 shares of the Issuer's Common Stock. On September 25, 2000 the Issuer sold a total of 11,295,875 shares of Common Stock to several investors in a private placement transaction at a per share price of $7.9625. Mr. Crabbe, through the Trust, purchased 1,000,000 shares of the Issuer's Common Stock in the private placement transaction for a total purchase price of $7,962,500. Except as described in this Statement, neither Mr. Crabbe nor the Trust has purchased or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.





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

                                    Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2000


                                                              JAMES E. CRABBE



                                                              James E. Crabbe














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